Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the second quarter ended

June 30, 2021

│1

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents		111,508	4,297
Trade and other receivables		968,615	597,873
Inventoried supplies		25,403	8,761
Current taxes recoverable		5,028	7,606
Prepaid expenses		50,115	29,904
Assets held for sale		1,640	4,331
Current assets		1,162,309	652,772

Property and equipment	7	2,130,806	1,074,428
Right-of-use assets	8	414,907	337,285
Intangible assets	9	1,782,262	1,749,773
Other assets	10	15,331	23,899
Deferred tax assets		15,360	11,207
Non-current assets		4,358,666	3,196,592
Total assets		5,520,975	3,849,364

Liabilities
Trade and other payables		792,904	468,238
Current taxes payable		20,308	33,220
Provisions	14	30,717	17,452
Other financial liabilities		9,301	4,031
Long-term debt	11	371,820	42,997
Lease liabilities	12	116,110	88,522
Current liabilities		1,341,160	654,460

Long-term debt	11	1,284,161	829,547
Lease liabilities	12	333,055	267,464
Employee benefits	13	102,074	15,502
Provisions	14	80,706	36,803
Other financial liabilities		11,857	22,699
Deferred tax liabilities		347,399	232,712
Non-current liabilities		2,159,252	1,404,727
Total liabilities		3,500,412	2,059,187

Equity
Share capital	15	1,126,352	1,120,049
Contributed surplus	15, 17	22,551	19,783
Accumulated other comprehensive income		(137,072)	(154,723)
Retained earnings		1,008,732	805,068
Equity attributable to owners of the Company		2,020,563	1,790,177

Contingencies, letters of credit and other commitments	23
Subsequent events	24
Total liabilities and equity		5,520,975	3,849,364

The notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

│2

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)	Note	Three months ended June 30, 2021	Three months ended June 30, 2020*	Six months ended June 30, 2021	Six months ended June 30, 2020*

Revenue		1,650,970	740,106	2,710,104	1,569,205
Fuel surcharge		185,738	58,389	275,411	153,799
Total revenue		1,836,708	798,495	2,985,515	1,723,004

Materials and services expenses	18	962,525	413,622	1,628,445	918,957
Personnel expenses	19	500,154	188,795	757,426	425,568
Other operating expenses		94,546	31,215	147,973	67,697
Depreciation of property and equipment	7	56,205	41,874	97,425	84,443
Depreciation of right-of-use assets	8	28,153	19,659	50,952	38,819
Amortization of intangible assets	9	13,658	11,114	28,029	22,769
Bargain purchase gain	5	(122,926)	-	(122,926)	(4,008)
Gain on sale of rolling stock and equipment		(5,778)	(2,405)	(9,383)	(4,930)
Gain on derecognition of right-of-use assets		(118)	(363)	(522)	(978)
Loss on sale of land and buildings		3	-	3	1
Loss (gain) on sale of assets held for sale		27	(94)	(3,911)	(7,740)
Loss on sale of intangible assets		5	-	5	-
Total operating expenses		1,526,454	703,417	2,573,516	1,540,598

Operating income		310,254	95,078	411,999	182,406

Finance (income) costs
Finance income	20	(2,274)	(428)	(2,785)	(1,880)
Finance costs	20	18,886	13,082	33,832	28,876
Net finance costs		16,612	12,654	31,047	26,996

Income before income tax		293,642	82,424	380,952	155,410
Income tax expense	21	42,544	31,966	62,967	49,164

Net income for the period attributable
to owners of the Company		251,098	50,458	317,985	106,246

Earnings per share attributable to owners of the Company
Basic earnings per share	16	2.69	0.58	3.41	1.23
Diluted earnings per share	16	2.63	0.57	3.33	1.21

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

│3

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months ended June 30, 2021	Three months ended June 30, 2020*	Six months ended June 30, 2021	Six months ended June 30, 2020*

Net income for the period attributable to
owners of the Company	251,098	50,458	317,985	106,246

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	15,073	19,373	10,736	(12,912)
Net investment hedge, net of tax	4,422	8,644	6,915	(15,733)
Changes in fair value of cash flow hedge, net of tax	-	24	-	(2,666)
Other comprehensive income for the period, net of tax	19,495	28,041	17,651	(31,311)

Total comprehensive income for the period
attributable to owners of the Company	270,593	78,499	335,636	74,935

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

│4

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED JUNE 30, 2021 AND 2020 - (UNAUDITED)

(In thousands of U.S. dollars)						Accumulated
				Accumulated		foreign
				unrealized		currency		Total equity
				loss on	Accumulated	translation		attributable
				employee	cash flow	differences		to owners
		Share	Contributed	benefit	hedge	& net invest-	Retained	of the
	Note	capital	surplus	plans	gain (loss)	ment hedge	earnings	Company

Balance as at December 31, 2020		1,120,049	19,783	(379)	-	(154,344)	805,068	1,790,177

Net income for the period		-	-	-	-	-	317,985	317,985
Other comprehensive income (loss) for the period, net of tax		-	-	-	-	17,651	-	17,651
Total comprehensive income (loss) for the period		-	-	-	-	17,651	317,985	335,636

Share-based payment transactions	17	-	5,319	-	-	-	-	5,319
Stock options exercised	15, 17	17,935	(2,544)	-	-	-	-	15,391
Dividends to owners of the Company	15	-	-	-	-	-	(42,839)	(42,839)
Repurchase of own shares	15	(11,635)	-	-	-	-	(71,476)	(83,111)
Net settlement of restricted share units	15, 17	3	(7)	-	-	-	(6)	(10)
Total transactions with owners, recorded directly in equity		6,303	2,768	-	-	-	(114,321)	(105,250)

Balance as at June 30, 2021		1,126,352	22,551	(379)	-	(136,693)	1,008,732	2,020,563

Balance as at December 31, 2019*		678,915	19,549	(369)	487	(173,516)	634,226	1,159,292

Net income for the period		-	-	-	-	-	106,246	106,246
Other comprehensive income (loss) for the period, net of tax		-	-	-	(2,666)	(28,645)	-	(31,311)
Total comprehensive income (loss) for the year		-	-	-	(2,666)	(28,645)	106,246	74,935

Share-based payment transactions	17	-	3,300	-	-	-	-	3,300
Stock options exercised	15, 17	15,981	(3,021)	-	-	-	-	12,960
Issuance of shares	15	217,552	-	-	-	-	-	217,552
Dividends to owners of the Company	15	-	-	-	-	-	(33,000)	(33,000)
Repurchase of own shares	15	(12,025)	-	-	-	-	(25,996)	(38,021)
Total transactions with owners, recorded directly in equity		221,508	279	-	-	-	(58,996)	162,791

Balance as at June 30, 2020*		900,423	19,828	(369)	(2,179)	(202,161)	681,476	1,397,018

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

│5

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)	Note	Three months ended June 30, 2021	Three months ended June 30, 2020*	Six months ended June 30, 2021	Six months ended June 30, 2020*

Cash flows from operating activities
Net income for the period		251,098	50,458	317,985	106,246
Adjustments for
Depreciation of property and equipment	7	56,205	41,874	97,425	84,443
Depreciation of right-of-use assets	8	28,153	19,659	50,952	38,819
Amortization of intangible assets	9	13,658	11,114	28,029	22,769
Share-based payment transactions	17	2,808	1,660	5,319	3,300
Net finance costs	20	16,612	12,654	31,047	26,996
Income tax expense	21	42,544	31,966	62,967	49,164
Bargain purchase gain		(122,926)	-	(122,926)	(4,008)
Gain on sale of property and equipment		(5,775)	(2,405)	(9,380)	(4,929)
Gain on derecognition of right-of-use assets		(118)	(363)	(522)	(978)
Loss (gain) on sale of assets held for sale		27	(94)	(3,911)	(7,740)
Loss on sale of intangible assets		5	-	5	-
Employee benefits		17,514	(101)	17,667	(133)
Provisions net of payments		18,827	(2,354)	11,763	(1,074)
		318,632	164,068	486,420	312,875
Net change in non-cash operating working capital	6	44,680	15,198	83,809	26,545
Cash generated from operating activities before the following		363,312	179,266	570,229	339,420
Interest paid		(16,628)	(11,406)	(28,478)	(26,037)
Income tax paid		(48,073)	248	(87,945)	(8,098)
Net cash from operating activities		298,611	168,108	453,806	305,285

Cash flows (used in) from investing activities
Purchases of property and equipment	7	(60,887)	(19,644)	(98,256)	(44,263)
Proceeds from sale of property and equipment		29,608	10,014	46,608	18,067
Proceeds from sale of assets held for sale		210	1,351	6,701	12,019
Purchases of intangible assets	9	(1,608)	(543)	(2,572)	(1,096)
Business combinations, net of cash acquired	5	(870,907)	(44,057)	(889,926)	(55,023)
Others		3,774	2,557	3,659	21,794
Net cash (used in) from investing activities		(899,810)	(50,322)	(933,786)	(48,502)

Cash flows from (used in) financing activities
Decrease in bank indebtedness		(7,199)	(694)	(11,027)	(3,964)
Proceeds from long-term debt	11	3,202	6,677	508,522	12,819
Repayment of long-term debt	11	(10,734)	(8,058)	(21,515)	(16,892)
Net increase (decrease) in revolving facilities	11	412,108	(170,517)	279,158	(361,251)
Repayment of lease liabilities	12	(27,342)	(19,428)	(51,503)	(38,994)
(Decrease) increase in other financial liabilities		(5,809)	415	(5,994)	256
Dividends paid		(21,447)	(16,225)	(42,720)	(32,317)
Repurchase of own shares	15	(37,024)	(6,402)	(83,111)	(38,021)
Proceeds from the issuance of common shares,
net of expenses	15	-	-	-	217,552
Proceeds from exercise of stock options	15	4,984	12,146	15,391	12,960
Repurchase of own shares for restricted
share unit settlement	15	-	-	(10)	-
Net cash from (used in) financing activities		310,739	(202,086)	587,191	(247,852)

Net change in cash and cash equivalents		(290,460)	(84,300)	107,211	8,931
Cash and cash equivalents, beginning of period		401,968	93,231	4,297	-
Cash and cash equivalents, end of period		111,508	8,931	111,508	8,931

* Recasted for change in presentation currency (see note 2d))

The notes on pages 7 to 27 are an integral part of these condensed consolidated interim financial statements.

│6

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2021 and 2020 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation
a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 26, 2021.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

The Company elected to change its presentation currency from Canadian dollars (“CAD” or “CDN$”) to United States dollars (“U.S. dollars” or “USD”) effective December 31, 2020. Management is of the view that financial reporting in USD provides a more relevant presentation of the group’s financial position in comparison to its peers. The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative purposes, the historical condensed consolidated financial statements have been recast to U.S. dollars using the procedures outlined below:

•

Condensed Consolidated Interim Statements of Income, Comprehensive Income, and Cash Flows have been translated into U.S. dollars using average foreign currency rates prevailing for the relevant periods.

•

Assets and liabilities in the Condensed Consolidated Interim Statement of Financial Position have been translated into U.S. dollars at the closing foreign currency rates on the relevant balance sheet dates.

│7

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

•

Equity in the Condensed Consolidated Interim Statement of Financial Position and Condensed Consolidated Interim Statement of Changes in Equity, including foreign currency translation reserve and net investment hedge, retained earnings, share capital, contributed surplus and other reserves, have been translated into U.S. dollars using historical rates.

•	Condensed Consolidated Interim Earnings per share and dividend disclosures have also been translated to U.S. dollars to reflect the change in presentation currency.

All information in these condensed consolidated interim financial statements is presented in USD unless otherwise specified.

The Company’s functional currency remains Canadian dollar. Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2020 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2020 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2021 and have been applied in preparing these condensed consolidated interim financial statements.

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16): On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2021.

│8

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

•

changes to contractual cash flows—a company does not have to derecognise the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•	hedge accounting—a company does not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•	disclosures—a company is required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The adoption of the amendments is not expected to have a material impact.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The adoption of the amendments is not expected to have a material impact.

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The extent of the impact of adoption of the amendments has not yet been determined.

│9

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload (b):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)Beginning in the second quarter of fiscal 2021, due to the acquisition of UPS Freight, the Less-Than-Truckload reporting segment now represents the aggregation of the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

│10

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended June 30, 2021
External revenue	144,961	622,967	476,996	406,046	-	-	1,650,970
External fuel surcharge	19,566	90,627	65,647	9,898	-	-	185,738
Inter-segment revenue and fuel surcharge	307	2,433	5,321	884	-	(8,945)	-
Total revenue	164,834	716,027	547,964	416,828	-	(8,945)	1,836,708
Operating income (loss)	29,543	202,628	62,626	35,566	(20,109)	-	310,254
Selected items:
Depreciation and
amortization	6,595	29,116	52,497	9,306	502	-	98,016
Loss on sale of land
and buildings	-	(3)	-	-	-	-	(3)
Loss on sale of
assets held for sale	-	(3)	(24)	-	-	-	(27)
Bargain purchase gain	-	122,926	-	-	-	-	122,926
Intangible assets	199,603	198,122	928,255	454,157	2,125	-	1,782,262
Total assets	382,811	2,067,985	2,214,046	715,477	140,656	-	5,520,975
Total liabilities	105,803	781,589	515,779	221,823	1,875,555	(137)	3,500,412
Additions to property
and equipment	1,174	3,141	55,876	265	85	-	60,541

Three months ended June 30, 2020
External revenue	100,140	112,853	336,913	190,200	-	-	740,106
External fuel surcharge	8,519	13,117	31,865	4,888	-	-	58,389
Inter-segment revenue and fuel surcharge	744	1,558	3,647	911	-	(6,860)	-
Total revenue	109,403	127,528	372,425	195,999	-	(6,860)	798,495
Operating income (loss)	16,393	24,148	50,303	16,388	(12,154)	-	95,078
Selected items:
Depreciation and
amortization	6,167	12,733	45,074	8,450	223	-	72,647
Gain (loss) on sale of
assets held for sale	-	(32)	126	-	-	-	94
Intangible assets	181,484	176,609	868,913	252,451	3,125	-	1,482,582
Total assets	356,657	555,961	2,008,345	407,128	34,439	-	3,362,530
Total liabilities	105,498	206,584	428,419	117,498	1,107,542	-	1,965,541
Additions to property
and equipment	3,628	1,388	15,584	221	49	-	20,870

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Six months ended June 30, 2021
External revenue	276,238	752,666	897,741	783,459	-	-	2,710,104
External fuel surcharge	33,982	109,455	115,110	16,864	-	-	275,411
Inter-segment revenue and fuel surcharge	579	4,428	9,719	1,883	-	(16,609)	-
Total revenue	310,799	866,549	1,022,570	802,206	-	(16,609)	2,985,515
Operating income (loss)	47,867	224,764	112,632	64,626	(37,890)	-	411,999
Selected items:
Depreciation and
amortization	13,134	41,628	101,037	19,623	984	-	176,406
Loss on sale of land
and buildings	-	(3)	-	-	-	-	(3)
Gain on sale of
assets held for sale	-	6	3,905	-	-	-	3,911
Bargain purchase gain	-	122,926	-	-	-	-	122,926
Intangible assets	199,603	198,122	928,255	454,157	2,125	-	1,782,262
Total assets	382,811	2,067,985	2,214,046	715,477	140,656	-	5,520,975
Total liabilities	105,803	781,589	515,779	221,823	1,875,555	(137)	3,500,412
Additions to property
and equipment	4,006	7,502	83,786	357	105	-	95,756

Six months ended June 30, 2020
External revenue	203,407	245,693	730,884	389,221	-	-	1,569,205
External fuel surcharge	23,254	34,064	85,223	11,258	-	-	153,799
Inter-segment revenue and fuel surcharge	1,713	3,103	7,728	1,967	-	(14,511)	-
Total revenue	228,374	282,860	823,835	402,446	-	(14,511)	1,723,004
Operating income (loss)	27,960	37,237	96,695	35,562	(15,048)	-	182,406
Selected items:
Depreciation and
amortization	12,406	25,430	91,502	16,171	522	-	146,031
Loss on sale of land
and buildings	(1)	-	-	-	-	-	(1)
Gain (loss) on sale of
assets held for sale	(1)	(32)	7,773	-	-	-	7,740
Bargain purchase gain	-	-	-	4,008	-	-	4,008
Intangible assets	181,484	176,609	868,913	252,451	3,125	-	1,482,582
Total assets	356,657	555,961	2,008,345	407,128	34,439	-	3,362,530
Total liabilities	105,498	206,584	428,419	117,498	1,107,542	-	1,965,541
Additions to property
and equipment	12,600	7,251	27,183	472	127	-	47,633

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended June 30, 2021
Canada	164,834	150,362	230,952	67,042	(6,144)	607,046
United States	-	565,665	317,012	343,571	(2,801)	1,223,447
Mexico	-	-	-	6,215	-	6,215
Total	164,834	716,027	547,964	416,828	(8,945)	1,836,708

Three months ended June 30, 2020
Canada	109,403	112,011	152,864	54,182	(5,895)	422,565
United States	-	15,517	219,561	138,567	(965)	372,680
Mexico	-	-	-	3,250	-	3,250
Total	109,403	127,528	372,425	195,999	(6,860)	798,495

Six months ended June 30, 2021
Canada	310,799	286,659	433,338	134,174	(12,561)	1,152,409
United States	-	579,890	589,232	656,090	(4,048)	1,821,164
Mexico	-	-	-	11,942	-	11,942
Total	310,799	866,549	1,022,570	802,206	(16,609)	2,985,515

Six months ended June 30, 2020
Canada	228,374	248,442	338,148	110,698	(12,470)	913,192
United States	-	34,418	485,687	284,856	(2,041)	802,920
Mexico	-	-	-	6,892	-	6,892
Total	228,374	282,860	823,835	402,446	(14,511)	1,723,004

Segment assets are based on the geographical location of the assets.

	As at	As at
	June 30, 2021	December 31, 2020
Property and equipment, right-of-use assets and intangible assets
Canada	1,864,208	1,802,417
United States	2,447,852	1,342,720
Mexico	15,915	16,349
	4,327,975	3,161,486

5.	Business combinations
a)	Business combinations

In line with the Group’s growth strategy, the Group acquired three businesses during 2021, of which UPS Freight, which was renamed TForce Freight in April 2021, was considered material. All other acquisitions were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On April 30, 2021, the Group completed the acquisition of UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. The purchase price for this business acquisition totalled for $866.1 million, which was funded by a mixture of cash on hand and the remaining balance was drawn from the currently existing unsecured revolving credit facility. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated preliminary bargain purchase gain of $122.9 million in the Less-Than-Truckload segment. The preliminary bargain purchase gain resulted mainly from the measurement of the fair value related to the company’s tangible assets. During the six months ended June 30, 2021, the business contributed revenue and net income of $587.4 million and $29.0 million (excluding the bargain purchase gain of $122.9 million), respectively since the acquisition.

Had the Group acquired UPS Freight on January 1, 2021, as per management’s best estimates, the revenue and net income for this entity would have been $1,691.3 million and $52.4 million (excluding the bargain purchase gain of $122.9 million), respectively.

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021 and adjusted for interest and income tax expenses.

During the six months ended June 30, 2021, the non-material businesses contributed revenue and net income of $6.6 million and $0.2 million respectively since the acquisition.

Had the Group acquired these non-material businesses on January 1, 2021, as per management’s best estimates, the revenue and net income for these entities would have been $12.8 million and $0.6 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2021.

During the six months ended June 30, 2021, transaction costs of $7.9 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2021 acquisitions. Information to confirm fair value of certain assets and liabilities is still to be obtained for the acquisitions. As the Group obtains more information, the allocation will be completed.

The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	UPS Freight	Other*	Total
Cash and cash equivalents		6	1,156	1,162
Trade and other receivables		349,742	4,163	353,905
Inventoried supplies and prepaid expenses		30,660	361	31,021
Property and equipment	7	1,052,816	10,161	1,062,977
Right-of-use assets	8	100,971	2,705	103,676
Intangible assets	9	6,856	8,161	15,017
Other assets		860	-	860
Trade and other payables		(217,539)	(2,315)	(219,854)
Income tax payable		302	(1,856)	(1,554)
Employee benefits	13	(67,828)	-	(67,828)
Provisions	14	(50,352)	-	(50,352)
Other non-current liabilities		(56)	(6)	(62)
Long-term debt	11	-	(2,730)	(2,730)
Lease liabilities	12	(100,971)	(2,705)	(103,676)
Deferred tax liabilities		(116,449)	(3,432)	(119,881)
Total identifiable net assets		989,018	13,663	1,002,681
Total consideration transferred		866,092	29,236	895,328
Goodwill	9	-	15,573	15,573
Bargain purchase gain		(122,926)	-	(122,926)
Cash		866,092	24,996	891,088
Contingent consideration		-	4,240	4,240
Total consideration transferred		866,092	29,236	895,328
* Includes non-material adjustments to prior year's acquisitions

The information that was available to the Group regarding UPS Freight was affected by the proximity of the acquisition to its quarter-end. The fair values measured on the amounts above are on a provisional basis and will be revised as more information is obtained about the facts and circumstances that existed at the date of acquisition.

The trade receivables comprise gross amounts due of $344.5 million, of which $9.4 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2021, nil is deductible for tax purposes.

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	June 30, 2021*
Canadian Less-Than-Truckload	Less-Than-Truckload	(449)
Specialized Truckload	Truckload	16,047
Logistics	Logistics	(25)
		15,573

* Includes non-material adjustments to prior year's acquisitions for which purchase price allocations were completed.

c)	Contingent consideration

The contingent consideration relates to non-material business acquisitions and is recorded in the original purchase price allocation. The fair value was determined using expected cash flows discounted at rates between 4% and 6%. The considerations are contingent on achieving specified earning levels in the future periods. The maximum amount payable is $0.4 million in one year and $4.3 million in two years. At June 30, 2021, the fair value of the contingent arrangement is estimated at approximately $4.0 million and is currently presented in other financial liabilities on the consolidated statements of financial position.

d)	Adjustment to the provisional amounts of prior year’s business combinations

The 2020 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of DLS and various other non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of DLS and the other non-material acquisitions in fiscal 2020 have been adjusted in 2021. No material adjustments were required to the provisional fair values for these prior period’s business combinations and have been included with the acquisitions of 2021.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

6.	Additional cash flow information

Net change in non-cash operating working capital

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Trade and other receivables	(26,118)	18,963	(15,020)	31,536
Inventoried supplies	(632)	937	(823)	2,311
Prepaid expenses	(8,131)	(2,579)	(4,582)	(2,160)
Trade and other payables	79,561	(2,123)	104,234	(5,142)
	44,680	15,198	83,809	26,545

7.	Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2020		314,804	1,267,616	134,235	1,716,655
Additions through business combinations	5	600,327	403,601	59,049	1,062,977
Other additions		13,347	76,999	5,410	95,756
Disposals		(226)	(106,534)	(2,160)	(108,920)
Transfer from right-of-use assets		-	21,474	-	21,474
Reclassification to assets held for sale		-	(571)	-	(571)
Effect of movements in exchange rates		9,080	16,543	4,662	30,285
Balance at June 30, 2021		937,332	1,679,128	201,196	2,817,656

Depreciation
Balance at December 31, 2020		59,817	494,322	88,088	642,227
Depreciation for the period		5,562	83,820	8,043	97,425
Disposals		(217)	(69,477)	(1,993)	(71,687)
Transfer from right-of-use assets		-	5,746	-	5,746
Reclassification to assets held for sale		-	(520)	-	(520)
Effect of movements in exchange rates		1,750	8,615	3,294	13,659
Balance at June 30, 2021		66,912	522,506	97,432	686,850

Net carrying amounts
At December 31, 2020		254,987	773,294	46,147	1,074,428
At June 30, 2021		870,420	1,156,622	103,764	2,130,806

As at June 30, 2021, nil is included in trade and other payables for the purchases of property and equipment (December 31, 2020 – $2.5 million).

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

8.	Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2020		452,106	191,164	2,290	645,560
Transfer to property and equipment		-	(21,474)	-	(21,474)
Other additions		17,389	16,709	532	34,630
Additions through business combinations	5	54,075	48,392	1,209	103,676
Derecognition*		(18,142)	(5,327)	(132)	(23,601)
Effect of movements in exchange rates		12,746	4,565	37	17,348
Balance at June 30, 2021		518,174	234,029	3,936	756,139

Depreciation
Balance at December 31, 2020		232,541	74,503	1,231	308,275
Transfer to property and equipment		-	(5,746)	-	(5,746)
Depreciation		27,909	22,613	430	50,952
Derecognition*		(16,432)	(4,531)	(72)	(21,035)
Effect of movements in exchange rates		6,711	2,051	24	8,786
Balance at June 30, 2021		250,729	88,890	1,613	341,232

Net carrying amounts
At December 31, 2020		219,565	116,661	1,059	337,285
At June 30, 2021		267,445	145,139	2,323	414,907

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

9.	Intangible assets

			Other intangible assets
					Non-
			Customer		compete	Information
	Note	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2020		1,523,626	574,942	86,402	14,688	25,748	2,225,406
Additions through business combinations*	5	15,573	4,983	803	2,211	7,020	30,590
Other additions		-	541	-	-	2,031	2,572
Extinguishments		-	(2,675)	(152)	(468)	(88)	(3,383)
Effect of movements in exchange rates		24,027	7,470	789	377	590	33,253
Balance at June 30, 2021		1,563,226	585,261	87,842	16,808	35,301	2,288,438

Amortization and impairment losses
Balance at December 31, 2020		148,016	261,599	43,636	5,304	17,078	475,633
Amortization for the period		-	22,367	1,505	1,622	2,535	28,029
Extinguishments		-	(2,675)	(152)	(468)	(83)	(3,378)
Effect of movements in exchange rates		796	3,864	598	151	483	5,892
Balance at June 30, 2021		148,812	285,155	45,587	6,609	20,013	506,176

Net carrying amounts
At December 31, 2020		1,375,610	313,343	42,766	9,384	8,670	1,749,773
At June 30, 2021		1,414,414	300,106	42,255	10,199	15,288	1,782,262

* Includes non-material adjustments to prior year's acquisitions

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

10.	Other assets

	As at	As at
	June 30, 2021	December 31, 2020
Security deposits	3,245	3,143
Investments in equity securities	10,069	9,727
Indemnification asset	-	4,736
Other	2,017	6,293
	15,331	23,899
Presented as :
Non-current other assets	15,331	23,899

11.	Long-term debt

	As at	As at
	June 30, 2021	December 31, 2020
Non-current liabilities
Unsecured revolving facilities	403,671	123,666
Unsecured term loan	-	321,852
Unsecured debenture	162,081	156,479
Unsecured senior notes	648,890	150,000
Conditional sales contracts	69,519	77,550
	1,284,161	829,547

Current liabilities
Current portion of unsecured revolving facilities	-	7,461
Current portion of unsecured term loan	333,550	-
Current portion of conditional sales contracts	38,270	35,536
	371,820	42,997

The table below summarizes changes to the long-term debt:

		Six months ended	Six months ended
	Note	June 30, 2021	June 30, 2020
Balance at beginning of period		872,544	1,343,307
Proceeds from long-term debt		508,522	12,819
Business combinations	5	2,730	-
Repayment of long-term debt		(21,515)	(16,892)
Net increase (decrease) in revolving facilities		279,158	(361,251)
Accretion of deferred financing fees		648	564
Effect of movements in exchange rates		21,865	(52,537)
Effect of movements in exchange rates - OCI hedge		(7,971)	18,144
Balance at end of period		1,655,981	944,154

The Group’s revolving facilities have $586.4 million availability at June 30, 2021 (December 31, 2020 –$824.6 million) and an additional $204.3 million of credit availability (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicate bank agreement.

On January 13, 2021, the Group received $500 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing fixed interest between 3.15% and 3.50%. These notes may be prepaid at any time prior to maturity dates, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount. The Group is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Group’s revolving credit facility agreement and described in note 26(f) of the 2020 annual consolidated financial statements. Deferred financing fees of $1.1 million were recognized on the increase.

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

12.	Lease liabilities

	As at	As at
	June 30, 2021	December 31, 2020
Current portion of lease liabilities	116,110	88,522
Long-term portion of lease liabilities	333,055	267,464
	449,165	355,986

The table below summarizes changes to the lease liabilities:

		Six months ended	Six months ended
	Note	June 30, 2021	June 30, 2020
Balance at beginning of period		355,986	355,591
Business combinations	5	103,676	37,650
Additions		34,630	18,680
Derecognition*		(3,088)	(8,499)
Repayment		(51,503)	(38,994)
Effect of movements in exchange rates		9,464	(13,084)
Balance at end of period		449,165	351,344

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $15.6 million (December 31, 2020 – $21.1 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $391.3 million (December 31, 2020 - $352.1 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
June 30, 2021
Less than 1 year	127,135
Between 1 and 5 years	269,818
More than 5 years	92,005
488,958

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

13.	Employee benefits

Pursuant to the terms of the purchase agreement with UPS Freight, the Group has recognized defined benefit pension plans for certain participants of the UPS Pension plans. The pension plans have ongoing benefit accruals and new employees that are eligible to participate in the plans once they satisfy the participation requirements. The Group obtained an actuarial valuation as at the date of acquisition to establish the benefit obligation at that date. The plans’ service costs are also established by the actuarial valuation. The pension plans include 9,394 active participants.

Information about the Group’s accrued benefit obligation is as follows:

	As at	As at
	June 30, 2021	December 31, 2020
TForce Freight pension plans	85,616	-
TFI International pension plans	15,234	14,452
Other severance plans	1,224	1,050
Accrued employee benefits	102,074	15,502

14.	Provisions

	Self insurance	Other	Total
As at June 30, 2021
Current provisions	14,888	15,829	30,717
Non-current provisions	40,723	39,983	80,706
	55,611	55,812	111,423

As at December 31, 2020
Current provisions	14,040	3,412	17,452
Non-current provisions	33,693	3,110	36,803
	47,733	6,522	54,255

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions.

15.	Share capital and other components of equity

During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of $33.35 per share for gross proceeds to the Company of $230,115,000. The Company incurred share issuance costs of approximately $13.2 million of which $12.6 million were recorded to share capital and $0.6 million were recognized in the consolidated statement of income.

The following table summarizes the number of common shares issued:

(in number of shares)	Note	Six months ended	Six months ended
		June 30, 2021	June 30, 2020
Balance, beginning of period		93,397,985	81,450,326
Repurchase and cancellation of own shares		(1,067,062)	(1,542,155)
Issuance of shares		-	6,900,000
Stock options exercised	17	687,945	1,072,446
Balance, end of period		93,018,868	87,880,617

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

The following table summarizes the share capital issued and fully paid:

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020
Balance, beginning of period	1,120,049	678,915
Issuance of shares, net of expenses	-	217,552
Repurchase and cancellation of own shares	(11,635)	(12,025)
Cash consideration of stock options exercised	15,391	12,960
Ascribed value credited to share capital on stock options exercised	2,544	3,021
Issuance of shares on settlement of RSUs	3	-
Balance, end of period	1,126,352	900,423

Pursuant to the normal course issuer bid (“NCIB”) which began on October 14, 2020 and ending on October 13, 2021, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at June 30, 2021, and since the inception of this NCIB, the Company has repurchased and cancelled 1,067,062 shares.

During the six months ended June 30, 2021, the Company repurchased 1,067,062 common shares at a weighted average price of $77.89 per share for a total purchase price of $83.1 million relating to the NCIB. During the six months ended June 30, 2020, the Company repurchased 1,542,155 common shares at a weighted average price of $24.64 per share for a total purchase price of $38.0 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $71.5 million (2020 – $26.0 million) was charged to retained earnings as share repurchase premium.

16.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net income attributable to owners of the Company	251,098	50,458	317,985	106,246
Issued common shares, beginning of period	93,235,500	87,125,884	93,397,985	81,450,326
Effect of stock options exercised	109,834	443,231	390,439	266,219
Effect of repurchase of own shares	(152,969)	(158,205)	(501,570)	(866,265)
Effect of share issuance	-	-	-	5,212,500
Weighted average number of common shares	93,192,365	87,410,910	93,286,854	86,062,780

Earnings per share – basic (in dollars)	2.69	0.58	3.41	1.23

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net income attributable to owners of the Company	251,098	50,458	317,985	106,246
Weighted average number of common shares	93,192,365	87,410,910	93,286,854	86,062,780
Dilutive effect:
Stock options and restricted share units	2,149,574	1,227,759	2,168,720	1,428,025
Weighted average number of diluted common shares	95,341,939	88,638,669	95,455,574	87,490,805

Earnings per share - diluted (in dollars)	2.63	0.57	3.33	1.21

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

As at June 30, 2021, no stock options were excluded from the calculation of diluted earnings per share (June 30, 2020 – 869,223) as these options were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)	Three months		Three months		Six months		Six months
		ended		ended		ended		ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	2,494	25.13	4,346	21.68	2,982	24.65	4,422	21.56
Exercised	(208)	24.73	(1,000)	15.30	(688)	22.96	(1,072)	15.20
Forfeited	-	-	-	-	(8)	23.70	(4)	30.71
Balance, end of period	2,286	25.16	3,346	23.59	2,286	25.16	3,346	23.59
Options exercisable, end of period					1,897	23.52	2,571	21.98

The following table summarizes information about stock options outstanding and exercisable at June 30, 2021:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
19.12	371	1.1	371
18.83	485	2.1	485
26.82	204	2.6	204
23.70	396	3.6	396
30.71	731	4.7	441
40.41	99	6.1	-
	2,286	3.2	1,897

Of the options outstanding at June 30, 2021, a total of 1,983,103 (December 31, 2020 - 2,502,339) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the six months ended June 30, 2021 was $81.87 (June 30, 2020 – $28.64).

For the three and six months ended June 30, 2021, the Group recognized a compensation expense of $0.2 million and $0.6 million, respectively (2020 - $0.3 million and $0.8 million) with a corresponding increase to contributed surplus.

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

No stock options were granted during 2021 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

The Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, until December 31, 2020, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Balance, beginning of period	375,499	361,791	373,926	348,031
Board members compensation	-	5,851	-	17,572
Dividends paid in units	1,154	2,837	2,727	4,876
Balance, end of period	376,653	370,479	376,653	370,479

For the three and six months ended June 30, 2021, the Group recognized, as a result of DSUs, a compensation expense of nil (June 30, 2020 - $0.2 million and $0.5 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market loss on DSUs of $5.9 million and $14.3 million for the three and six months ended June 30, 2021  (June 30, 2020 –$4.3 million and $0.5 million).

Effective January 1, 2021, a new director compensation program was put in place. Quarterly cash amounts will be paid to the board members on the 2nd Thursday following each quarter. In addition, an equity portion of compensation will be awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year. For the three and six months ended June 30, 2021, the Group recognized, as a result of the director compensation plan, a compensation expense of $0.3 million and $0.6 million respectively.

As at June 30, 2021, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $34.7 million (December 31, 2020 - $19.2 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

RSUs awarded under the equity incentive plan prior to 2020 will vest in December of the second year from the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Restricted share units

On February 8, 2021, the Company granted a total of 78,122 RSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $70.59 per unit.

On April 27, 2021, the Company granted a total of 12,924 RSUs under the Company’s equity incentive plan of which 12,924 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $77.32 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	Three months		Three months		Six months		Six months
		ended		ended		ended		ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	377	39.62	385	29.71	299	31.54	239	28.08
Granted	13	77.32	-	-	91	71.55	145	32.41
Reinvested	2	39.61	3	29.71	3	36.92	4	29.30
Forfeited	-	-	-	-	(1)	32.41	-	-
Balance, end of period	392	40.87	388	29.71	392	40.87	388	29.71

The following table summarizes information about RSUs outstanding and exercisable as at June 30, 2021:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
30.70	154	0.5
77.32	13	0.8
32.41	147	1.6
70.59	78	2.6
	392	1.3

For the three and six months ended June 30, 2021, the Group recognized, as a result of RSUs, a compensation expense of $1.5 million and $2.9 million (June 30, 2020 - $1.0 million and $1.8 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at June 30, 2021, a total of 263,265 (December 31, 2020 – 196,343) are held by key management personnel.

Performance share units

On February 8, 2021, the Company granted a total of 78,122 PSUs under the Company’s equity incentive plan of which 51,328 were granted to key management personnel, at that date. The fair value of the PSUs is determined using a Monte Carlo simulation model. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $89.64 per unit.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	Three months		Three months		Six months		Six months
		ended		ended		ended		ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of period	225	52.25	145	32.41	147	32.41	-	-
Granted	-	-	-	-	78	89.64	145	32.41
Reinvested	1	52.25	1	32.41	2	42.33	1	32.41
Forfeited	-	-	-	-	(1)	32.41	-	-
Balance, end of period	226	52.25	146	32.41	226	52.25	146	32.41

│24

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

The following table summarizes information about PSUs outstanding and exercisable as at June 30, 2021:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
32.41	148	1.6
89.64	78	2.6
	226	1.9

For the three and six months ended June 30, 2021, the Group recognized, as a result of PSUs, a compensation expense of $1.1 million and $1.8 million, respectively (June 30, 2020 – $0.4 million and $0.7 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at June 30, 2021, a total of 149,670 (December 31, 2020 - 96,984) are held by key management personnel.

18.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Independent contractors	736,851	310,399	1,257,804	676,068
Vehicle operation expenses	225,674	103,223	370,641	242,889
	962,525	413,622	1,628,445	918,957

19.	Personnel expenses

In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

The program has been separated in 4-week claim periods spanning from March 15, 2020 to September 25, 2021.  The CEWS for periods prior to July 5, 2020 provided a subsidy of 75% of employee wages to a maximum of CAD $847 (approximately USD $631) per employee per week for eligible Canadian employers. The subsidy available for periods after July 5, 2020 is determined on a sliding scale that is capped at specific rates per period.

To be eligible to receive the wage subsidy, a Canadian employer needed to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020 for the periods prior to July 5, 2020. For the following periods, until July 4, 2021, any drop in qualifying revenues makes an employer entitled to the subsidy, in an amount determined on a sliding scale and in proportion to the decrease in the qualifying revenues. For periods after July 4, 2021, a revenue drop of over 10% is required to receive the CEWS.

During the three and six months ended June 30, 2021, certain legal entities within the Company qualified for the CEWS resulting in a $5.0 million and $11.5 million subsidy, respectively (June 30, 2020 – $29.1 million and $29.1 million) that is recorded and offset against personnel expenses, presented in short-term employee benefits, in the condensed consolidated interim statement of income.

│25

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

20.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Interest expense on long-term debt and accretion of
deferred financing fees	11,608	8,660	21,480	20,238
Interest expense on lease liabilities	3,514	3,051	6,516	6,230
Interest income and accretion on promissory note	(14)	(183)	(583)	(635)
Net change in fair value and accretion expense
of contingent considerations	(96)	29	163	80
Net foreign exchange (gain) loss	(695)	4	(733)	(1,245)
Net change in fair value of interest rate derivatives	-	(245)	-	234
Net impact of early repayment of contingent consideration	(1,469)	-	(1,469)	-
Other financial expenses	3,764	1,338	5,673	2,094
Net finance costs	16,612	12,654	31,047	26,996
Presented as:
Finance income	(2,274)	(428)	(2,785)	(1,880)
Finance costs	18,886	13,082	33,832	28,876

21.	Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Current tax expense
Current period	51,635	34,798	78,093	53,165
Adjustment for prior periods	(3)	1	(3,321)	280
	51,632	34,799	74,772	53,445
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(9,027)	(3,621)	(15,133)	(4,438)
Variation in tax rate	106	(20)	52	(92)
Adjustment for prior periods	(166)	808	3,276	249
	(9,088)	(2,833)	(11,805)	(4,281)
Income tax expense	42,544	31,966	62,967	49,164

Reconciliation of effective tax rate:

	Three months		Three months		Six months		Six months
	ended		ended		ended		ended
	June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
Income before income tax		293,642		82,424		380,952		155,410
Income tax using the Company’s statutory tax rate	26.5%	77,815	26.5%	21,842	26.5%	100,952	26.5%	41,184

Increase (decrease) resulting from:
Rate differential between jurisdictions	-1.0%	(3,077)	-3.1%	(2,551)	-0.8%	(2,969)	-3.1%	(4,851)
Variation in tax rate	0.0%	106	0.0%	(20)	0.0%	52	-0.1%	(92)
Non deductible expenses	0.9%	2,531	3.4%	2,780	0.9%	3,594	4.1%	6,448
Tax deductions and tax exempt income(1)	-11.9%	(34,955)	-0.1%	(52)	-10.3%	(39,219)	-1.5%	(2,306)
Adjustment for prior periods	-0.1%	(169)	1.0%	809	0.0%	(45)	0.3%	529
Multi-jurisdiction tax	0.1%	293	0.7%	568	0.2%	602	0.6%	865
Treasury Regulations interpretive guidance
clarifying the U.S. Tax Reform Bill	0.0%	-	10.4%	8,590	0.0%	-	4.8%	7,387
	14.5%	42,544	38.8%	31,966	16.5%	62,967	31.6%	49,164
(1)	Tax deductions and tax exempt income for the three months ended June 30, 2021 is mainly due to the tax exempt bargain purchase gain recorded on the acquisition of UPS Freight.

│26

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2021 AND 2020 – (UNAUDITED)

22.	Financial instruments and financial risk management

At June 30, 2021, and December 31, 2020, there are no derivative financial instruments designated as effective cash flow hedge instruments.

a)	Interest rate risk

The Group’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by entering into interest rate swaps. There are no interest rate derivatives at June 30, 2021 (December 31, 2020 – nil).

23.	Contingencies, letters of credit and other commitments
a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at June 30, 2021, the Group had $29.8 million of outstanding letters of credit (December 31, 2020 - $29.5 million).

c)	Other commitments

As at June 30, 2021, the Group had $89.5 million of purchase commitments (December 31, 2020 – $117.1 million) and $24.6 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2020 – $44.1 million).

24.	Subsequent events

Subsequent to the end of the quarter, the Group entered into a private placement with New York Life for $100.0 million and Prudential for $30.0 million equally divided with terms of 8 and 12 years and bearing interest between 2.87% and 3.37%.

│27